NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

1.

Basis of presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. (“the Company”) have been prepared by the Company in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2005 and as set out in Note 2. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2005.

The information furnished as at and for the three and six months ended November 30, 2005 and November 30, 2004 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

Future Operations

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.

In October 2005 the Company announced results from the Virulizin® Phase III clinical trial indicating that the trial did not reach statistical significance in terms of median overall survival times.  As a result in November 2005, the Company underwent corporate changes which reduced the workforce to 35 full time employees in order to conserve cash and facilitate the implementation of a new strategic direction. The Company believes that this restructuring results in a working capital position that is sufficient to fund the Company for more than the next twelve months including support of the six Phase II GTI-2040 ongoing clinical trials sponsored by the NCI, the Phase II GTI-2501 clinical trial supported by Lorus as well as the active development of our small molecule program.

Substantial additional funds are required to continue the clinical development of the Company’s pipeline products and technologies into Phase II or Phase III clinical registration trials. The Company will seek to obtain additional funds for these purposes through a variety of sources including public and private equity and debt financing, collaborative arrangements with pharmaceutical companies and government grants. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company’s products.

2.  Changes in accounting policies

Variable interest entities

Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.

The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

Financial instruments - disclosure and presentation

Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability.

The Company has determined that there is no impact on the financial statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for Convertible Debt Instruments

On October 17, 2005 the CICA issued EIC 158 Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC.  EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash.  The EIC discusses various accounting issues related to this type of convertible debt.

The Company has determined that there is no impact on the financial statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

3.

Corporate changes

In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134 – Accounting for Severance and Termination Benefits, the Company has recorded severance compensation expense for former employees of $557,000.  Of this expense, $468,000 is presented in the income statement as general and administrative expense and $89,000 as research and development expense. Accounts payable and accrued liabilities at November 30, 2005 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $420,000 that will be paid by December 2006.

4.   Secured convertible debentures

The terms of the secured convertible debentures are described in note 11 to the Company's annual consolidated financial for the year ended May 31, 2005.  The debentures are due on October 6, 2009 and may be convertible at the holder's option at any time in to common shares of the Company at a conversion price of $1.00 per share.  The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

that there has not been an event of default and that, at November 30, 2005; the term of the debt remains unchanged.

However, as it is the Company's intent to repay the debentures by October 1, 2006 contingent upon the completion of the transaction outlined in the subsequent event note 7 (a) and based on the mutually agreed upon terms with the holder as outlined in the subsequent event note 7 (b), the convertible debentures have been classified as a current liability.

5.   Share capital

  (a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance at May 31, 2004	171,794	$143,670	13,110	$ 4,325
Exercise of stock options	11	6	-	-
Balance at August 31, 2004	171,805	143,676	13,110	4,325
Exercise of stock options	265	106	-	-
Interest payment (b)	53	39	-	-
Convertible debenture	-	-	1,000	323
Balance at November 30, 2004	172,123	143,821	14,110	4,648
Interest payment (b)	137	96	-	-
Convertible debenture	-	-	1,000	339
Warrant expiry	-	-	(13,110)	(4,325)
Balance at February 28, 2005	172,260	$143,917	2,000	$ 662
Interest payment (b)	231	165	-	-
Issuance under ACP	50	37	-	-
Convertible debenture	-	-	1,000	329
Balance at May 31, 2005	172,541	$144,119	3,000	$ 991
Interest payments (b)	265	198	-	-
Balance at August 31, 2005	172,806	$144,317	3,000	$ 991
Interest payments (b)	537	209	-	-
Balance at November 30, 2005	173,343	$144,526	3,000	$ 991

 (b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c) Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

  (d)  Continuity of contributed surplus

(amounts in 000's)	2006	2005
Balance at beginning of the year	$ 6,733	$ 1,003
Forfeiture of vested options	16	--
Balance at end of the period	$ 6,733	$ 1,003

6.

 Stock-Based Compensation

	Six months ended Nov 30, 2005 (000’s)	Weighted average exercise price six months ended Nov 30, 2005	Year ended May 31, 2005 (000’s)	Weighted average exercise price year ended May 31, 2005
Outstanding at beginning of period	8,035	$ 0.96	6,372	$ 1.05
Granted	4,044	$ 0.77	3,173	$ 0.77
Exercised	--	--	(276)	$ 1.05
Forfeited	(372)	$ 0.84	(1,234)	$ 1.05
Outstanding at end of period	11,707	$ 0.86	8,035	$ 0.96

For the three and six month periods ended November 30, 2005 stock compensation expense of $414,000 (2005 - $650,000) and $705,000 (2005 - $861,000) respectively, was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months ended Nov 30, 2005	Six months ended Nov 30, 2005	Three months ended Nov 30, 2004	Six months ended Nov 30, 2004
Risk free interest rate	3.00%	2.25 – 3.00%	3.00%	2.25-3.00% %
Expected dividend yield Expected volatility Expected life of options Weighted average fair value of options granted or modified in the period	0% 70-80% 1-5 years $0.22	0% 70-80% 1-5 years $0.40	0% 90% 1-5 years $0.24	0% 90% 1-5 years $0.45

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

7.

Subsequent Event

(a) Subsequent to November 30, 2005, Lorus signed a term sheet to complete a tax-assisted financing as part of its participation in an investment fund program, managed by Biotechnology Management Corporation (the “Manager”), a wholly owned subsidiary of Caithness Financial Services Corporation, a third party.

The completion of the transaction is subject to a number of conditions including regulatory approval, no requirement for shareholder approval, and the completion of legal documentation satisfactory to the parties and is expected to close on or before February 15, 2006.  The transaction will occur in two tranches, 50% upon close of the transaction and 50% on October 1, 2006.  The numbers presented below are estimates only and will be finalized upon the close of the transaction.

Pursuant to the transaction, Lorus intends to license certain patents relating to product candidates, Virulizin®, GTI-2040 and GTI-2501 (the Technology) as part of the transfer of the Technology businesses (the Business) to PHBLP XLIV Limited Partnership (the Operating Partnership) for an aggregate purchase price of $150,000,000 and additionally will receive support payments of approximately $10,477,000.  The Operating Partnership capital includes Class A limited partnership units (Class A Units) in the amount of $104,227,000 which are held by JBX Limited Partnership (JBX) and Class B limited partnership units in the Operating Partnership in the amount of $56,250,000 which will be held by the Company.

As part of the transaction, the Company will utilize $82,688,000 of the proceeds to subscribe for Special Shares of the Manager in order to collateralize the Company’s obligation to both support the on-going commercialization activities of the Operating Partnership and to continue with its scientific research and development activities. It is anticipated that the Company will realize net cash proceeds of $21,539,000 before transaction costs from the transaction.

The principal assets to be transferred will be an exclusive license of certain intellectual property rights for the commercialization of the Technologies.  Lorus will be the general partner of the Operating Partnership. The Erin Mills Development Corporation  will control JBX Limited Partnership.

In addition to asset purchase and licensing agreements referred to above, the Company will enter into the following agreements:

•

Pursuant to a Support Agreement, Lorus will agree to provide the Operating Partnership with the necessary employees and support for the Operating Partnership to carry on the Technology business.

•

Pursuant to a Participation Fee Agreement between Lorus and the Manager, Lorus will pay the Manager a fee of 10 million warrants with an exercise price of $0.45 per common share of Lorus and a three-year life in connection the transaction.

•

A Call Option Agreement between JBX and Lorus will give Lorus the right to purchase all, but not less than all, of the outstanding Class A units of the Operating Partnership (“Call Option”), at a date no later than June 30, 2009 (“Call Date”), by giving notice to JBX between October 1, 2007 and March 31, 2009. The purchase price for the Class A Units (“Option Price”) will be equal to the fair market value of

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

the Class A Units (“Appraised Value”) on the Call Date, as determined by an independent valuator, subject to a minimum amount of $82,688,000 (“Minimum Price”).  As payment for the Option Price, Lorus shall issue a promissory note in the amount of the Minimum Price and issue common shares (“Lorus Shares”) to JBX. The number of Lorus Shares to be issued will be dependent on the Appraised Value: if the Appraised Value of the Class A Units is greater than or equal to $93,750,000, Lorus will issue 28,718,666 Lorus Shares; if the Appraised Value of the Class A Units is less than $93,750,000 but more than $82,688,000, Lorus will issue 25,846,799 Lorus Shares.

•

A Liquidity Agreement to be entered into between Lorus, the Operating Partnership and JBX which will provide JBX, after March 31, 2009, a mechanism to cause the Operating Partnership to sell the assets at fair market value (subject to the right of Lorus to match any third party offers), or to otherwise refinance the Class A Units.

Upon exercising Lorus’ rights under the Call Option Agreement Lorus would acquire 100% of the Class A Units, and will thus own 100% of the outstanding Class A and Class B partnership units of the Operating Partnership, thereby reacquiring 100% of the legal title to the Technology.

The Operating Partnership will continue to have the ability to sub-license to the technology to any potential partners with the sub-license converting to a full license upon Lorus re-acquiring the technology.

Lorus expects that the transfer of the Technology will not be accounted for as a sale in the consolidated financial statements as Lorus is required to consolidate entities where it is and will be the principal beneficiary of the operation of the Business.  As a result of its investment in and relationship with the Operating Partnership, Lorus is in a position to benefit from the majority of the expected residual returns or it risks being exposed to the majority of the expected losses. Accordingly, Lorus will not recognize a gain on the transfer of assets (if applicable), or recognize the investment in Special Shares of the Manager, or the Class B limited partnership units in these consolidated financial statements.  The financial position and results of operations of the Operating Partnership will be consolidated with those of Lorus.

Lorus anticipates that upon the closing of the transaction, the proceeds of the cash received from the transaction will consist of two components: i) a deposit against the future issuance of up to 32,308,500 common shares of the Company pursuant to the Call Option Agreement which will be recorded in shareholders equity and ii) proceeds related to the realization of previously unrecorded income tax losses.

The accounting treatment of the transaction will be finalized subsequent to the close of the transaction.

(b) In addition, Lorus has agreed with the convertible debenture holder TEMIC to repay early the $15 million convertible debenture currently outstanding.  From the gross proceeds of $21.539 million raised through the tax-assisted financing described in note 7 (a) above, Lorus intends to pay $15 million to TEMIC to repay the debenture.  TEMIC agreed to cancel the 3 million warrants exercisable at $1.00 per common share of Lorus issued upon entering into the

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three and six months ended November 30, 2005 and 2004

convertible debenture agreement.  The repayment of the debentures will be consistent with the terms of the transaction; $7.5 million will be repaid upon the close of the tax-assisted financing transaction and $7.5 million on October 1, 2006.

The early repayment of the convertible debenture will be charges of approximately $4.4 million in accretion expense and $529,000 in deferred financing charges.  The cancellation of the 3 million warrants will result in an increase in contributed surplus of $991,000 and a decrease in warrants of $991,000.

Lorus has presented the convertible debenture as a current liability at November 30, 2005 as based on this subsequent event it is the intent of the Company to settle the obligation within one year.  This repayment is subject to completion of the tax assisted financing transaction discussed above.